

September 23, 2009

Dear Shareholders

After much deliberation, the Board of Directors of Sonoma Valley Bancorp has made the strategic decision to suspend its cash dividend program until further notice. We realize that for many shareholders this news may come as a disappointment; however we strongly believe the decision is in the best interest of all shareholders.

There were three key considerations which impacted the Board's decision:

❖ Building up greater levels of capital and liquidity are absolutely crucial in the current banking climate. A bank's capital base is like the foundation of a building, and in these uncertain times, regulators are aggressively pushing banks to shore up those foundations. In practical terms, with virtually no sensible option to raise additional capital at the present time, the only viable way to do this is to build up our retained earnings.

❖ In the future, the Company plans to repay the Capital Purchase Program funds we received in February 2009. The funds to repay this money will likely come from retained earnings.

❖ Challenging economic times can also represent growth opportunities for banks like ours, but only if we reserve the capital strength to take advantage of them.

The bottom line is that continuing payments of cash dividends to shareholders greatly reduces or may even eliminate our ability to accomplish any of these key objectives.

We appreciate the support and patience you've shown during the past year. Conditions remain very challenging across the board for the majority of our business and retail clients. We share in the ups-and-downs of the economic and real estate cycles with them. However, the bank continues to enjoy an outstanding reputation in our community and our focus on the long-run objectives for the Company will ultimately benefit all of our shareholders.

Sincerely,

/s/Bob Nicholas   /s/Mel Switzer, Jr.   /s/Sean Cutting
Bob Nicholas,   Mel Switzer, Jr.   Sean Cutting
Chairman   Vice Chairman   President/CEO